

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 24, 2009

Mr. Peter Mark Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9, 28 The Esplanade
Perth, Western Australia 6000

>   **Re: CityView Corporation Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2008**
>   **Filed July 15, 2009**
>   **File No. 0-28794**

Dear Mr. Smyth:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Financial Statements, page 37

Income Statement, page 41

1.   We note you recorded impairment expense in the amount of $30,607,931 related to "other financial assets" for the fiscal year ended December 31, 2008. Please expand your disclosure in Note 10 to provide the information required by paragraphs 126-137 of IAS 36, as applicable.

2.   We note you restated your financial statements for the fiscal periods ended December 31, 2007 and 2006 to record impairment charges in the amounts of $5,267,620 and $2,034,668, respectively, related to "other financial assets." Please address the following points.

(a)   Disclose the circumstances under which you determined that these amounts should have been impaired as of your fiscal years ended December 31, 2007 and 2006. It should be clear from your disclosure why you did not believe the related assets were impaired in the prior years, and what new information was acquired or new analysis was performed that indicated the assets were not appropriately valued in previously issued financial statements.

(b)   We note you have disclosed the restated impairment charge in the amount of $5,267,620 related to "other financial assets" under the headings "Voluntary Changes in Accounting Policy" on page 70 and "(b) Changes to comparative figures to account for material misstatements in the prior years report" on page 72. However, according to IAS 8, this charge does not appear to meet the definition of a change in accounting policy, but rather as a correction of an error as you have presented it on page 72. Please revise your classification of the adjustment accordingly, and provide the disclosures required by paragraph 49 of IAS 8, or tell us why you believe this amount is also appropriately presented as a change in accounting policy.

(c)   Please expand your disclosures in Note 33 to provide the adjustments made to your financial statements for the fiscal year ended December 31, 2006. Please include the original amounts, adjustments, and restated ending balances. Disclose the reasons for each adjustment, describe the type of each adjustment as a change in accounting policy or correction of an error as appropriate, and provide the applicable disclosures required by IAS 8.

Note 1 - Statement of Significant Accounting Policies, page 45

<u>(a) Basis of Reporting, page 45</u>

<u>Significant Accounting Policies, page 45</u>

3.   We note your disclosure stating that you voluntarily changed your accounting
        policy for the exploration and evaluation costs associated with acquiring mineral
        tenants and licenses, and as a result of the change, you have expensed $2,157,059
        of related costs which were previously capitalized as of your fiscal year ended
        December 31, 2007. However, you have included this amount on page 70 under
        the heading "Voluntary Changes in Accounting Policy and on page 72 under the
        heading "(b) Changes to comparative figures to account for material
        misstatements in the prior years report." We would not expect to see this type of
        adjustment characterized as both a change in accounting policy and as a
        correction of an error. Please revise your presentation as necessary, and provide
        the applicable disclosures required by IAS 8.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at
(202) 551-3706, if you have questions regarding comments on the financial statements
and related matters. Please contact me at (202) 551-3686 with any other questions.

                                                        Sincerely,

                                                        Karl Hiller
                                                        Branch Chief